January 20, 2010

VIA EDGAR AND MAIL

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:

Andrew Mew

Accounting Branch Chief

Dear Sirs:

Re:

General Metals Corporation

File No. 0-30230

Form l0-K for the fiscal year ended April 30, 2009

Filed August 13, 2009

Form l0-Q for the period ended July 31, 2009

Filed September 18,2009

Form l0-Q for the period ended October 31,2009

Filed December 21,2009

We refer to your letter of January 10, 2010 addressed to the Company with your comments on the Company's Form 10-K for the fiscal year ended April 30, 2009 filed August 13, 2009 and Form 10-Q for the fiscal period ended July 31, 2009 filed September 18, 2009 and the Form 10-Q for the period ended October 31, 2009 filed December 21, 2009.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Forms l0-Q/A for the periods ended October 31, 2008 and January 31, 2009

Exhibit 31

1.

We note that paragraph one of the certifications required by Exchange Act Rule 13a-14(a) identifies the wrong periodic report. In this regard, your certifications reference that you reviewed these quarterly reports on Form 10-Q as opposed to Forms 10-Q/A. Please file amendments to the Forms 10-Q/A for the periods ended October 31, 2008, and January 31, 2009, that includes the entire periodic reports and new, corrected certifications.

Amendments of the Forms 10-Q/A No.1 for the quarter ended October 31, 2008 and for the quarter ended January 31, 2009 were filed on January 15, 2010.  Please see the acceptance notifications below:

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com

THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION.

COMPANY:       GENERAL METALS CORP

FORM TYPE:     10-Q/A               NUMBER OF DOCUMENTS: 5

RECEIVED DATE: 20-Jan-2010 14:48    ACCEPTED DATE:       20-Jan-2010 14:49

FILING DATE:   20-Jan-2010 14:48

TEST FILING:   NO                   CONFIRMING COPY:     NO

ACCESSION NUMBER: 0001354488-10-000103

THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION.

COMPANY:       GENERAL METALS CORP

FORM TYPE:     10-Q/A               NUMBER OF DOCUMENTS: 5

RECEIVED DATE: 20-Jan-2010 14:54    ACCEPTED DATE:       20-Jan-2010 14:55

FILING DATE:   20-Jan-2010 14:54

TEST FILING:   NO                   CONFIRMING COPY:     NO

ACCESSION NUMBER: 0001354488-10-000105

Forms 10-Q/A for the period ended January 31, 2009

Item 4.T Controls and Procedures, page 23

2.

You indicate in your opening explanatory paragraph that your disclosure controls and procedures were not effective, however you disclose in Item 4T that your disclosure controls and procedures are effective. Please revise.

An amendments of the Forms 10-Q/A No.1 for the quarter ended January 31, 2009 were filed on January 15, 2010.  Please see the acceptance notifications below

THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION.

COMPANY:       GENERAL METALS CORP

FORM TYPE:     10-Q/A               NUMBER OF DOCUMENTS: 5

RECEIVED DATE: 20-Jan-2010 14:54    ACCEPTED DATE:       20-Jan-2010 14:55

FILING DATE:   20-Jan-2010 14:54

TEST FILING:   NO                   CONFIRMING COPY:     NO

ACCESSION NUMBER: 0001354488-10-000105

Form 10-Q/A for the period ended July 31, 2009

3.

We note you have amended your Form 10-Q to provide the disclosures required by Items 307 and 308(c) of Regulation S-K.  In this regard, please revise your filing to include certifications which do not omit the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting.

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com

Amendments of the Forms 10-Q/A No.2 for the quarter ended July 31, 2009 were filed on January 15, 2010.  Please see the acceptance notifications below:

THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION.

COMPANY:       GENERAL METALS CORP

FORM TYPE:     10-Q/A               NUMBER OF DOCUMENTS: 5

RECEIVED DATE: 20-Jan-2010 14:31    ACCEPTED DATE:       20-Jan-2010 14:31

FILING DATE:   20-Jan-2010 14:31

TEST FILING:   NO                   CONFIRMING COPY:     NO

ACCESSION NUMBER: 0001354488-10-000101

Form 10-Q for the period ended October 31, 2009

Note 5. - Significant Events, page 12

4.

We note your disclosures that you did not have enough authorized shares to settle your approximately 3.6 million common stock warrants beginning September 10, 2009. We also note your disclosures that you evaluated the estimated fair market value of these warrants at that date and again at October 31, 2009 that they were immaterial to the financial statements for liability classification from equity. In this regard, tell us the estimated fair value amounts as of the respective evaluation dates and how you determined that they are not material for the financial statements.

The estimated fair value of the warrants outstanding at September 10, 2009, the date in which the outstanding common stock and instruments convertible into common stock exceeded the amount authorized, using a Black-Scholes pricing model was $36,000.  The estimated fair value on October 31, 2009 was approximately the same value based on an approximate $0.005 increase in the quoted market price used in the Black-Scholes model off-set by the reduction in the remaining term with no exercises between the two dates.

The assumptions used in the Black-Scholes model, based on the appropriate authoritative GAAP and SEC Staff Accounting Bulletin guidance is as follows:

Market Price of Underlying Common Shares – based on the closing prices on the applicable dates as quoted by nasdaq.com.

Exercise Price - contractual price per individual warrant agreement.

Risk Free Rate – approximately 0.40% based on the 1 year Treasury bill rate.

Expected Term – based on the contractual term between 6 months and 1 year.

Volatility - 119.2% based on the historical volatility over the longest contractual term of 1 year.

In determining the materiality of $36,000 to the reported financial information we considered several quantitative and qualitative factors.  First, from a purely quantitative standpoint, the estimated amount in question represents 6.77% of the total liabilities as reported and 0.39% of Additional Paid in Capital.  Next, we considered several qualitative factors including the

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com following (Note:  these factors were not used in determining classification, but strictly for materiality purposes):

•

The amount is based on estimation and assumption requiring management’s judgment and is not capable of precise measurement.

•

The reclassification has no impact on our reported loss.

•

The reclassification does not have an impact on any loan covenants or other contractual obligations, nor does it conceal fraud or any unlawful transaction.

•

We informed our investors in our Form 10-Q of the situation potentially requiring reclassification which would occur should the amount become material.

•

As noted in the Preliminary Proxy filed on August 3, 2009; we are seeking shareholder approval to increase the number of authorized shares which would result in the subsequent reclassification from liability back to equity.  Further, management believes it is probable the amendment will be approved prior to the filing of our quarterly report for period ended January 31, 2010 (the next valuation date).

•

As of January 15, 2010, and all dates since September 10, 2009, all of the outstanding warrants were out of the money with 70% of the warrants having an exercise price of $0.15 or higher which is well above the 52 week high on January 15, 2010 of approximately $0.09, and there have been no exercises.  Further, management does not expect any material events over the shorter of the remaining term of the warrants or approval of the increase in the authorized shares that would result in a significant spike in the stock price to move the warrants in the money.

•

Historically, a significant portion of warrants expired prior to exercise.

Based on the above factors, we determined the reclassification of the fair value of the outstanding warrants from equity to liability was immaterial.

In connection with this response, the company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely;

GENERAL METALS CORPORATION

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com

/s/ Daniel J. Forbush

Daniel J. Forbush, CPA

Chief Financial Officer

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com